UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

As of May 5, 2003

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

RiT TECHNOLOGIES REPORTS FIRST QUARTER 2003 RESULTS

Tel Aviv, Israel – April 15, 2003 – RiT Technologies (NASDAQ: RITT), the pioneer and world-leading provider of real-time physical layer management solutions, today announced financial results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $3,485,000, compared to $4,377,000 for the fourth quarter of 2002, and $5,313,000 for the first quarter of 2002. Net loss for the quarter was ($1,061,000), or ($0.12) per diluted share, compared to ($1,828,000), or ($0.21) per diluted share for the fourth quarter of 2002, and ($558,000), or ($0.06) per diluted share for the first quarter of 2002.

Commenting on the results, Liam Galin, President and CEO, said, “Our revenues reflect the normal weakness of the first quarter, compounded by the slow decision-making of today’s difficult markets. During the quarter, our revenues were affected by the delay of two substantial PatchView™ sales. However, with these sales likely to close during the year, and with an encouraging pipeline of potential telecom sales, we believe that revenues will improve gradually as the year progresses.

“Our relentless cost-cutting continues to mitigate the effect of lower revenues on our cash and profitability. Since this time last year, we have cut total operating expenses by 31%, including a 49% slash of general and administrative expenses and continual streamlining of R&D and sales and marketing expenses. In parallel, we continue to reduce our inventory. Our cash balance is up slightly since the end of 2002, reflecting advance payment from customers on new telecom orders.”

Mr. Galin continued, “We continue to work aggressively on the product development front, and are on-track toward achieving all our goals in this critical area. For the long-term, we continue investigating promising new directions that will enable us to take full advantage of our industry-leading technology for intelligent physical layer solutions.”

The Company will host a conference call to discuss these results on Tuesday, April 15th, at 10:00 A.M. Eastern Time/ 17:00 Israel time.  To participate, please call 1-888-331-0044 from the US (toll free), or +1-203-702-0702 International, and mention the ID code: RiT. The conference call will also be webcast live at www.RiTtech.com/pages/irelations.asp.

A replay of the call will be available beginning at 12 noon ET on the day of the call for 14 days by calling 1-800-934-7855 from the US (toll free), or +1-402-220-6985 from the rest of the world. It will also be available at www.RiTtech.com/pages/irelations.asp.

About RiT Technologies

RiT Technologies is the pioneer and world-leading provider of real-time physical layer management solutions. Our innovative technologies are the key to controlling a network’s physical layer while increasing productivity, maximizing performance and return on investment for our customers. PatchView™, RiT’s advanced solution for the enterprise enables full web-based management, planning and troubleshooting of network physical layer connectivity.

PairView™ and PairQ™ solutions are aimed at the outside plant network management market, enabling Telcos to better utilize their investment in copper infrastructure while improving their ability to provision and mass qualify for high bandwidth services (xDSL), improving deployment and margins.

RiT's global network spans 60 countries. Key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

(Tables Follow)

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended March 31, (Unaudited)

	2003	2002

Sales	3,485	5,313
Cost of sales	2,059	2,273
Gross profit	1,426	3,040

Operating expenses:
Research and development, gross	892	1,017
Less - royalty-bearing participation	85
Research and development, net	807	1,017

Sales and marketing	1,382	1,968

General and administrative	323	658
Total operating expenses	2,512	3,643

Operating Loss	(1,086)	(603)

Financial income, net	25	45

Loss for the period	(1,061)	(558)

Fully diluted Loss per share	(0.12)	(0.06)

Weighted Average Number of Shares	8,910,352	8,910,352

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEET (U.S GAAP)
(U.S dollars in thousands)

	March 31, 2003	December 31, 2002
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	6,322	6,163
Marketable securities	580	570
Accounts receivable:
Trade, net	2,735	3,632
Other	881	684
Inventories	6,501	6,920
Total Current Assets	17,019	17,969

Property and Equipment
Cost	3,190	3,181
Less - accumulated depreciation	2,685	2,610
	505	571
Long term Investment	1,187	1,182
Total Assets	18,711	19,722

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accruals:
Trade	1,846	2,143
Advance from customers	490	0
Other	2,333	2,445
Total Current Liabilities	4,669	4,588

Long-term Liabilities
Liability for severance pay	1,669	1,700
Total Long-term Liabilities	1,669	1,700
Total Liabilities	6,338	6,288

Shareholders' Equity
Share capital	260	260
Additional paid-in capital	23,698	23,698
Capital reserves	230	230
Accumulated other comprehensive income	24	24
Notes receivable from employees	(27)	(27)
Accumulated deficit	(11,812)	(10,751)
Total Shareholders' Equity	12,373	13,434
Total Liabilities and Shareholders' Equity	18,711	19,722

CODETEL To Deploy RiT’s PairQ™ As The Key To Expedited ADSL Deployment in the Dominican Republic

By Pre-Qualifying the Outside Plant, CODETEL Will Slash ADSL Installation Time, Boost Revenues, and Increase Profits

Tel Aviv, Israel – May 5, 2003 – RiT Technologies (NASDAQ: RITT) today announced that CODETEL CXA, the largest telecommunications service provider in the Dominican Republic, has placed an order for RiT’s advanced PairQ™ ADSL Mass-Qualification solution. CODETEL, a fully-owned subsidiary of Verizon GTE, will deploy PairQ™ to slash ADSL installation time, dramatically increasing the rate at which it can hook up new revenue-generating ADSL customers.

CODETEL, the leading telecommunications service provider in the Dominican Republic, provides wire-based voice and data services to more than a million customers. Since launching the Dominican Republic’s first ADSL-based broadband services in early 2001, demand for broadband has grown significantly, and competition has emerged from cable-based and wireless broadband service providers. To secure its market leadership, CODETEL will soon execute a massive ADSL rollout throughout the Dominican Republic.

Commenting on the order, Liam Galin, President and CEO of RiT, said, “We are delighted to add CODETEL to the growing number of operators using PairQ™ to boost ADSL revenues and profitability. By pre-qualifying the entire copper plant, CODETEL will gain the accurate information they need to immediately accept or deny orders and to plan installations efficiently. This will enable them to reduce installation time, generate revenues more quickly from new orders and increase customer satisfaction. Moreover, by minimizing ADSL operational costs, they will be able to offer high-quality services at prices that assure success in highly competitive markets.”

PairQ™ is the industry’s most comprehensive system for mass-xDSL local loop pre-qualification. Fast and accurate, the system performs a comprehensive suite of advanced tests on every copper pair – active as well as passive – to determine true capacity, status, and operational characteristics. Armed with this concrete information, operators can provision with confidence, maintaining high credibility and satisfied customers. The fast-ROI technology pays for itself quickly in terms of higher ADSL revenues, reduced installation costs, and higher customer satisfaction.

About CODETEL

CODETEL is the leading telecommunications service provider in the Dominican Republic. A division of Verizon Communications (NYSE:VZ), CODETEL provides local, long-distance, and wireless voice services, together with advanced data services.  Verizon is one of the world’s leading providers of communication services, with operations in 40 countries in the Americas, Europe, Asia, and the Pacific.

For more information please visit www.verizon.com or www.codetel.com.do.

About RiT Technologies

RiT Technologies is the pioneer and world-leading provider of real-time physical layer management solutions. Our innovative technologies are the key to controlling a network’s physical layer while increasing productivity, maximizing performance and return on investment for our customers.

PairView™ and PairQ™ solutions are aimed at the outside plant network management market, enabling Telcos to better utilize their investment in copper infrastructure while improving their ability to provision and mass qualify for high bandwidth services (xDSL), improving deployment and margins. PatchView™, RiT’s advanced solution for the enterprise market enables full web-based management, planning and troubleshooting of network physical layer connectivity.

RiT's global network spans 60 countries. Key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

 This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: May 5, 2003

By:

s/Liam Galin_________________

Liam Galin

President, Chief Executive Officer

and Director